Jacobs Entertainment, Inc.

17301 West Colfax Avenue, Suite 250

Golden, Colorado 80401

November 8, 2006

Ms. Linda Cvrkel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	SEC Comment Letter dated November 2, 2006
Jacobs Entertainment, Inc.
Form 10-K for the year ended December 31, 2005
Filed March 29, 2006
File No. 333-88242

Dear Ms. Cvrkel:

On behalf of Jacobs Entertainment, Inc. (“JEI” or the “Company”), this letter responds to the follow-up comment of the Securities and Exchange Commission’s staff in your letter dated November 2, 2006 related to our response letter dated October 25, 2006 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2005.  The following response is keyed to the staff’s comment.  We have discussed this response with our Chief Executive Officer and the Chairman of our Board of Directors.

As indicated in our response below and based on our telephone conversation with Ms. Heather Tress on November 6, 2006, we hereby propose to make the appropriate revision to our future filings.  We look forward to the opportunity to discuss this response letter further if the staff does not concur with our response.

Annual Report on Form 10-K for the year ended December 31, 2005

Notes to Consolidated Financial Statements, page F-7

Note 2. Significant Accounting Policies, page F-8

Reclassifications, page F-10

1.                                       We note your response to our prior comment 1 and are not persuaded that the changes in your restricted cash represent investing activities in your statement of cash flows.  We continue to believe that these restricted funds are created for the purpose of paying purses in your racing events and as such, are a core activity of your operations. In this regard, the changes in the balance of your restricted cash accounts should likewise be accounted for in your cash from operating activities in your statement of cash flows.  You state that the funding of these Trust accounts is separate and distinct from your operations, however, it appears to us as though such accounts would not exist if not for the need to fund the purses payable as part of your operations.  Paragraphs 15 through 17 of SFAS 95 define investing activities as those that include “making and collecting loans and acquiring and disposing of debt or equity instruments and property, plant, and equipment and other productive assets, that is, assets held for or used in the production of goods or services by the enterprise.”  Since funding these trust accounts for purposes of paying winnings related to your purse liability is neither making or collecting loans, or acquiring or disposing of debt and equity instruments, nor is it related to property, plant and equipment, we are unclear as to why you believe this constitutes investing activities.  Please revise your financial statements to reclassify the changes in your restricted cash accounts to operating activities.

JEI Response:

Upon further review, and after giving respectful consideration to the comments provided by your staff regarding the disclosure of changes in our restricted cash balances within the consolidated statements of cash flows, we understand your interpretation and concur that the presentation of those changes within the operating activities section of the consolidated statements of cash flows would be a more appropriate presentation than our historical presentation of these amounts in investing activities.

Based upon our telephone conversation with Ms. Heather Tress on November 6, 2006, we agreed that it is appropriate to make the change in classification on a prospective basis beginning with our Form 10-Q for the quarter ended September 30, 2006 which will be filed on or about November 9, 2006.  Therefore, the Company will prospectively reclassify the previous periods presented in the consolidated statements of cash flows and disclose this reclassification within the footnotes to financial statements, consistent with the disclosure provided when making the initial change in classification as disclosed in our Form 10-K for the year ended December 31, 2005.

If any member of the staff has comments or questions, please call Stephen R. Roark (Chief Financial Officer) at (303) 215-5201 or Brett Kramer (Vice President — Finance) at (303) 215-5203.

Very truly yours,

/s/ STEPHEN R. ROARK

Stephen R. Roark

President and Chief Financial Officer

Jacobs Entertainment, Inc.

cc:	Jeffrey P. Jacobs
Chief Executive Officer and Chairman of the Board of Directors
Jacobs Entertainment, Inc.

cc:	Deloitte & Touche LLP